Filed by CPB Inc.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a press release issued by CPB Inc. on April 22, 2003.

Investor Contacts
Neal Kanda	Larry Dennedy
VP & Chief Financial Officer	MacKenzie Partners
(808) 544-0622	(212) 929-5239
nkanda@cpbi.com	ldennedy@mackenziepartners.com
Local Media Contacts
Ann Takiguchi	Neal Yokota
PR/Communications Officer	Stryker Weiner & Yokota
(808) 544-0685	(808) 523-8802 ext. 13
(808) 223-4434 (cell)	nyokota@strykerweiner.com
atakiguchi@cpbi.com
Financial Media Contact
Ian Campbell/Daniel Hilley
Abernathy MacGregor Group
(213) 630-6550
idc@abmac.com/dch@abmac.com

CPB Inc. Responds to CB Bancshares' Letter to Shareholders

Honolulu, Hawaii—April 22, 2003—In response to a letter that CB Bancshares (Nasdaq: CBBI) ("CB") sent to its shareholders (the letter follows at the end of this press release), CPB Inc. (NYSE:CPF) ("CPB") issued the following statement:

"We are pleased that CB has retained financial advisors and legal counsel and announced that it will carefully evaluate our proposal of March 17th. That evaluation should lead CB to enter into meaningful discussions to merge because this proposal is good for shareholders, customers, employees, and the state of Hawaii.

"The shareholders of both companies deserve to receive the benefits of this compelling proposal as soon as possible. Since CB has not indicated publicly or privately that it is willing to enter into any discussions with us concerning our proposal, we will proceed to bring it directly to the shareholders. We remain prepared to commence those discussions at any time and trust that CB, its board and financial and legal advisors will concur that this is in the best interest of all CB's constituencies."

FORWARD LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI's historical performance and CPB's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808) 544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.

The following letter was issued by CB Bancshares, Inc.:

Dear Fellow Shareholders:

Last week, CPB Inc., the parent company of Central Pacific Bank, announced an unsolicited takeover proposal for your Company. We have indeed received a proposal from CPB chairman Clint Arnoldus and are giving the proposal the full and serious consideration it deserves.

There are, however, several assertions that have been reported in the media that we would like to clarify and correct. News articles have suggested that there have been negotiations between CPB and CityBank for some time. For the record, there have been no such negotiations. While Mr. Arnoldus complains of inaction on the part of CityBank management, we have in fact been involved in serious fact-finding, and have engaged specialized legal counsel and a financial advisor to assist the Board in carefully and thoroughly evaluating the proposal.

We will fully consider the proposal and determine what course of action is in the best interest of our Company and constituents. But we will not rush to judgment. The union of two financial institutions is a matter of great importance, and cannot be considered lightly. CityBank's Board and management are fully complying with all legal and regulatory requirements which severely restrict public comment or discussion of this matter until the Board has reached its decision. We will communicate with you as fully as possible within these constraints.

The Company remains a strong institution and continues to move forward. Just last week, we reported a 12 percent increase in earnings and a decrease in non-performing assets compared to last year. We continue to grow deposits and are committed to continuous improvement in our cost structure. All current plans for operations, growth and expansion are moving forward.

Your Board of Directors takes its fiduciary responsibilities very seriously. We will carefully evaluate Mr. Arnoldus' proposal with the interests of our shareholders, customers, employees and the communities we serve in mind. We are proud of our commitment to you and to the State of Hawaii, and will keep you apprised as events unfold. Thank you for your continued support.

Sincerely,

Lionel Y. Tokioka Chairman of the Board CB Bancshares, Inc. Chairman of the Board City Bank	Ronald K. Migita President & CEO CB Bancshares, Inc. Vice Chairman & CEO City Bank